QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2005
Commission File Number: 001-31561

WHEATON RIVER MINERALS LTD.

1560-200 Burrard Street
Vancouver, British-Columbia
V6C 3L6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON RIVER MINERALS LTD.
January 27, 2005
	By:	/s/ PETER BARNES Name: Peter Barnes Title: Chief Financial Officer

NEWS RELEASE
WHEATON RIVER MINERALS LTD. Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6 Ph: (604) 696-3000 Fax (604) 696-3001
FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
January 26, 2005	American Stock Exchange: WHT

Fairvest, Canada's Leading Independent Proxy Advisory Firm Recommends
Goldcorp Shareholders Vote in Favour of Wheaton River Transaction

Vancouver, British Columbia: January 26, 2005 — Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that Fairvest, Canada's leading independent proxy advisory firm and an affiliate of Institutional Shareholder Services (ISS), has recommended that its clients who hold Goldcorp shares, including institutional investment firms and mutual funds, vote for Goldcorp's proposed merger with Wheaton River at Goldcorp's shareholders meeting.

Ian Telfer, Chairman and CEO of Wheaton River, said "We are pleased that Fairvest has confirmed the strategic and financial benefits of this combination. Fairvest's conclusions confirm our belief that the merger offers the best value and opportunity for shareholders of both Wheaton River and Goldcorp."

The board of directors of Wheaton River continues to recommend that Wheaton River shareholders accept Goldcorp's offer and tender their common shares to Goldcorp's offer. There is no risk for Wheaton River shareholders in tendering their shares prior to the Goldcorp shareholders meeting, as tendered shares will be returned in the event that Goldcorp's offer does not proceed.

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission. Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission. Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information. Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia V6C 3L6

Telephone: 1-800-567 6223
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website: www.wheatonriver.com

2

QuickLinks

SIGNATURES
Fairvest, Canada's Leading Independent Proxy Advisory Firm Recommends Goldcorp Shareholders Vote in Favour of Wheaton River Transaction